Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 1 - 2007

JANUARY 11, 2007
FOR IMMEDIATE RELEASE

AURIZON PRODUCES 17,731 OUNCES OF GOLD IN 2006

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce that 17,731 ounces of gold were produced in 2006 at its 100% owned Casa Berardi Mine, in north–western Quebec, since start-up of production in early November, 2006.  Mine operations at Casa Berardi remain on schedule to achieve commercial production in the first quarter of 2007, with production gradually increasing from an initial rate of 1,600 tonnes per day to 2,200 tonnes per day by the end of 2007.  The following important initial start-up milestones have been achieved:

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A total of 68,481 tonnes of ore were milled at an average gold grade of 8.6 grams per tonne, which compares favourably with the reserve grade of 7.8 grams per tonne.

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Mill recoveries of 93.9% were achieved, which compares favourably to the 91% recoveries estimated in the feasibility study.

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Gold production totalled 17,731 ounces.

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At December 31, 2006, Aurizon had sold 6,882 ounces of gold from Casa Berardi at a price of US$625 per ounce, for total proceeds of CDN$5.0 million.

“We are very pleased with the initial start up of the Casa Berardi Mine.” said David P. Hall, President and Chief Executive Officer of Aurizon.  “We would like to thank our employees and the contractors involved for the significant achievements made to date.”

Aurizon estimates that Casa Berardi will produce approximately 185,000 ounces of gold in 2007 at a total cash cost of US$250 per ounce, using a Canadian dollar exchange rate of 1.13.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

Aurizon Mines Ltd.
News Release – January 11, 2007

Aurizon Announces 2006 Gold Production at Casa Berardi

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.